SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
                          Pursuant to Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                       Transcapital Financial Corporation
                     --------------------------------------
                            (Name of Subject Company)

                       Transcapital Financial Corporation
                     --------------------------------------
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $1.00 Per Share
                 ----------------------------------------------
                         (Title of Class of Securities)

                                    893528109
                     --------------------------------------
                     (CUSIP Number of Class of Securities)

                                 Steven R. Cook
                              Senior Vice President
                       Transcapital Financial Corporation
                        1221 Brickell Avenue, Suite 2600
                              Miami, Florida 33131
                                 (305) 536-1400
                     --------------------------------------
                     (Name and address and telephone number
                     of person authorized to receive notice
                       and communications on behalf of the
                           person(s) filing statement)

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Item 1. Security and Subject Company.

The subject company is Transcapital Financial Corporation, a Delaware corporation (the "Company"or "TFC").The address of the principal executive offices of the Company is 1221 Brickell Avenue, Miami, FL 33131. The title of the class of equity securities to which this statement relates is the Common Stock, $1.00 par value per share (the "Shares"), of the Company.

ITEM 2. TENDER OFFER OF THE BIDDER.

This statement relates to the tender offer made by Alliance Standard II L.L.C("ASL"), a Delaware limited liability company, and Alliance Standard II Corp.("ASC"), a British Virgin Islands corporation (collectively, the "Offerors"), to purchase up to 1,950,000 shares of TFC common stock at $1.00 per share (the "Offer"), subject to the terms and conditions set forth in Offerors' Tender Offer Statement on Schedule 14D-1, dated January 12, 1998 (the "Schedule 14D-1").The Schedule 14D-1 further states that the address of the principal executive offices of ASL is 520 Madison Avenue, 7th Floor, New York, New York 10022, and that the address of the principal executive offices of ASC is c/o International Fund Administration, Ltd., 48 Par-la-Ville Road, Suite 464, Hamilton HM11, Bermuda.

ITEM 3. IDENTITY AND BACKGROUND.

(a)The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

(b)None.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

(a) and (b) At a meeting held on February 9, 1998, the Board of Directors, after reviewing the Offer, determined not to make a recommendation to its shareholders as to whether or not they tender their Shares pursuant to the Offer. A form of the letter to shareholders (the "Letter to Shareholders") communicating the Board's position as to the Offer and the reasons for such position is filed as Exhibit (a) hereto, and is incorporated herein by reference.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

Neither the Company nor any person acting on its behalf has retained any other person to make solicitations or recommendations to the Company's shareholders with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

(a)To the best of the Company's knowledge, no transactions in the Shares have been effectuated during the past 60 days by the Company or by an executive officer, director, affiliate or subsidiary of the Company.

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(b)To the best of the Company's knowledge, the following of its executive officers, directors, affiliates or subsidiaries presently intends to tender Shares pursuant to the Offer which are owned beneficially or of record by such
Persons:

Jack D. Burstein, Chairman,President and CEO                 112,062 shares
Steven R. Cook, Sr. Vice President, Director                  92,046 shares

Richard G. Brierley and Robert M. Sanders, directors, do not intend to tender shares pursuant to the offer which are owned beneficially or of record by them.

Management of ACC has advised TFC management that it intends to tender 1.0 million of the approximately 6.4 million shares that it currently owns pursuant to the Offer. That tender of shares is subject to approval by the Board of Directors of ACC. The ACC Board will be meeting on February 11, 1998 to consider such tender.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

None

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

None

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

(a)Form of Letter to Shareholders of the Company dated February 9, 1998.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 1998

Transcapital Financial Corporation

By:/s/ Steven R. Cook
 -----------------------------------
Steven R. Cook
Sr. Vice President

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Exhibit A

TRANSCAPITAL FINANCIAL CORPORATION
1221 Brickell Avenue, Suite 2650
Miami, FL 33131

February 9, 1998

Dear Shareholders:

         This letter states the position of Transcapital Financial Corporation (the "Company" or "TFC"), as to the recent tender offer by Alliance Standard II L.L.C. and Alliance Standard II Corp. (collectively the "Offerors") to acquire up to 1,950,000 shares (out of approximately 9.8 million shares outstanding) of TFC common stock at $1.00 per share (the "Offer").

         For the reasons set forth below, the Board of Directors of the Company has determined not to make a recommendation to you as to whether or not to tender your Shares pursuant to this partial tender offer, which is not based upon the value of the Company or plans of the Offerors with respect to the Company. Instead, as discussed more fully below, the Company believes that the Offer is based upon the desire of the Offerors to participate in the recovery, if any, in the lawsuit instituted on behalf of the Company against the United States in the United States Court of Federal Claims to recover damages for the breach of the supervisory goodwill agreements entered into by the United States, the Company, America Capital Corporation (which owns approximately 65% of TFC) and Transohio Savings Bank, the former insured subsidiary of the Company, which was placed into receivership in July 1992.

         The Board of Directors believes that shareholders should make individual investment decisions as to whether to tender based upon your investment expectations and financial circumstances, and, to the extent feasible, after consultation with your own attorneys and investment advisers. Certain of the Company's directors or executive officers presently intend to tender shares pursuant to the Offer which are owned beneficially or of record by them.

         The Company is non-operational, it is in debt, and presently has no cash or other liquid assets to pay such debts. The Company's only asset is the Lawsuit, which it intends to vigorously prosecute. The Company has entered into an agreement with its counsel to handle the case and has made arrangements to pay fees in cash and from a 15% contingent fee payment from any amounts received.

         With respect to TFC's litigation in connection with its prior supervisory acquisitions (the "Goodwill Claim"), the following information (excluding bracketed language) has been excerpted from pages 21 - 24 of the Offerors' offer to purchase for cash, which constitutes a part of the Schedule 14D-1 (references to "ACC" are to America Capital Corporation, which owns approximately 65% of TFC):

                  Prior to its seizure [in July, 1992] by the [Office of Thrift Supervision], Transohio had been an Ohio chartered building and loan association since January 16, 1987; prior thereto, it was a

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         federally chartered savings bank formed in December, 1970. Transohio was a member of the Federal Home Loan Bank ("FHLB") of Cincinnati, and its deposits were insured by the Savings Association Insurance Fund ("SAIF") of the FDIC. As of December 31, 1991 Transohio operated through 65 branch offices located in Ohio, and had its headquarters in Cleveland.

                  On August 8, 1995, ACC and TFC ("Plaintiffs") instituted a suit (the "Action") against the United States of America ("Defendant") in the U.S. Court of Federal Claims (the "Claims Court"). The complaint in the Action alleges that in connection with certain government-assisted acquisitions by Plaintiffs in the 1980's, Defendant (through its agencies the FHLBB and FSLIC), in exchange for the purchase of certain assets and assumption of certain liabilities of Defendant by Transohio, agreed among other things to provide Transohio with more than $107 million of capital credits and authorized Transohio to treat those credits and supervisory goodwill as part of regulatory capital. The complaint further alleges that in connection with the enactment of the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), Defendant caused Transhohio to write off such capital credits and supervisory goodwill. Plaintiffs allege breach of contract by the United States, resulting in substantial injury to Plaintiffs, effecting a taking of Plaintiff's property without just compensation for the damages caused by the breach, just compensation for the property taken, and disgorgement of the amounts by which Defendant has been unjustly enriched. Plaintiffs' claims are separate and distinct from the claims of Transohio. An agency of Defendant [the Federal Deposit Insurance Corporation("FDIC")] now serves as the receiver for Transohio and is maintaining Transohio's claims against Defendant. There are several similar cases pending before the Claims Court. No prediction as to the outcome of Plaintiffs' case can be made at this time.

                  The case is one of several similar cases pending before the Claims Court. The Action was stayed pending the outcome of certain other suits. On July 1, 1996, the U.S. Supreme Court held that the government was liable to certain other plaintiff thrift holding companies in cases arising out of similar facts patterns (the "Winstar Litigation"). Further information regarding the Winstar Litigation is set forth below.

                  Since the termination of Resolution Trust Corporation in 1995, the FDIC has acted as receiver for Transohio, and has been granted leave to intervene in the litigation on behalf of Transohio in its capacity as receiver. [...T]he FDIC filed [an action in April 1997 (the "FDIC Intervention Action")]. The [Offerors] believe that the FDIC has intervened in the Action principally to recover any losses on account of the receivership of Transohio that were paid out by the insurance fund. The [Offerors] also believe that the FDIC will assert that, under applicable FDIC regulations, the FDIC's claim will be senior to the claims of TFC, as Transohio's sole stockholder. The [Offerors] further believe that it is not possible to predict how the Claims Court will resolve the FDIC's claims, or the timing of any such resolution.

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                  On December 22, 1997, the Claims Court ruled in favor of the plaintiffs on the issue of liability in four cases involving financial institutions other than Transohio. These four cases were selected as "Test Cases" for the purposes of extending summary judgement from the Supreme Court's decision in the Winstar Litigation. The Claims Court ordered that, in all Winstar-related cases where there are pending summary judgment motions or cross-motions filed by plaintiffs, the defendant must show cause, within 60 days, why those motions should not be granted, and liability found on all Winstar contract issues based upon its December 22, 1997 decision. The government has vigorously defended its position as to both liability and damages. No assurance as to an outcome of this process can be made.

                  Proceedings in the Action had been stayed pending a decision by the Supreme Court of the United States in three cases involving claims by banks against the United States for, among other things, breach of contract based upon the elimination by FIRREA of the treatment of goodwill and capital credits contemplated at the time the ailing thrifts were taken over by healthier thrifts or other investors. On July 1, 1996, the Supreme Court decided an appeal in three of these cases brought against the government (the "Winstar Cases"). The plaintiffs were Winstar Corporation, Glendale Federal Bank FSB and The Statesman Group, Inc. In the Winstar Cases, based upon their facts and circumstances and based upon the documents relating to the plainfiffs' acquisitions of ailing savings institutions, the Claims Court had granted summary judgment on the issue of liability in favor of the plaintiffs. Thereafter a panel of the Court of Appeals for the Federal Circuit (the "Federal Circuit") reversed the summary judgments granted in favor of the plaintiffs and ruled against them. Subsequently, the Federal Circuit, sitting EN BANC, reversed the panel's decision and ruled in favor of the plaintiffs. The Government then sought a further review in the Supreme Court. In its July 1996 decision, the Supreme Court affirmed the judgments of liability in favor of the plaintiffs, holding that, based upon the language of the applicable documents executed in connection with plaintiffs' take-over of ailing thrifts, such plaintiffs have stated claims for breach of contract against the government. Because the Claims Court had not made any findings as to whether the plaintiffs had suffered damages and, if so, in what amount, the Supreme Court remanded for further proceedings consistent with its opinion. Since the Supreme Court's decision in July 1996, the Claims Court has conducted evidentiary proceedings in which it took testimony and reviewed documentary evidence on the measure and amount of damages regarding the claim of Glendale Federal Bank FSB. The government has opposed Glendale's claim for damages. Although in published reports the presiding judge made remarks favorable to the plaintiffs prior to hearing evidence from the government, the Court has not yet rendered a decision on the measure or the amount of damages to which Glendale may be entitled. The Court has not yet begun to hear evidence concerning damages to which any other plaintiffs may be entitled. Following any decision on damages, it is anticipated that one or both parties may appeal to the Federal Circuit. There can be no prediction whether the Claims Court will make a damage award or when any such damage award will become final, nonappealable and enforceable.

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                  Although the plaintiffs in the Winstar Cases prevailed in the
         Supreme Court and the plaintiffs in the four "Test Cases" prevailed in the Claims Court, such decisions are not necessarily dispositive of the outcome of the Action. A court may still determine that the Plaintiffs' claims involve sufficiently different facts and/or legal issues as to render the Winstar Cases inapplicable to the Action and thereby result in a different conclusion from that of the Winstar Cases. Moreover, the damages portion of the claims presented by the Winstar plaintiffs remain to be litigated and could take several years to resolve. The government has vigorously defended its position as to both liability and damages.

                  Following any decision on liability with respect to the Action, it is possible that one or both parties may seek to appeal to the Federal Circuit. It is uncertain when any such judgment will become final, nonappealable and enforceable. If the Claims Court rules in favor of the Plaintiffs on the issue of liability and, assuming there are one or more appeals from that decision, if the judgment of liability is upheld following any such appeals, it would nevertheless be uncertain when the Claims Court would conduct proceedings on damages and, following a decision, if any, on damages and any appeals from such decision, when any such decision would become final. The measure and amount of damages, if any, are uncertain.

         TFC believes that the foregoing presents a fair summary of the Goodwill Claim and provides the additional information below.

         Based on the defense strategy of the United States in similar cases, the Company believes that in litigation relating to the Goodwill Claim, the United States may assert that 1) the deposit insurer and receiver of Transohio
(FDIC) is entitled to recovery proceeds, 2) Transohio's deterioration was caused by other business factors including loan and investment losses, 3) Transohio would have failed its capital ratios even if full credit for Supervisory Goodwill were allowed, 4) Transohio's damages are too speculative to permit recovery and 5) the claims asserted by TFC are derivative in nature and are therefore beyond the Court's jurisdiction. While the Supreme Court ruling was favorable, no plaintiffs have been awarded damages to date and Transohio's circumstances are unique, therefore it is not practicable to predict the outcome of ACC's and TFC's claims.

         The FDIC Intervention Action poses additional risk in that if seniority is granted to FDIC and the amount of an award is insufficient to cover all claims, any amounts that would otherwise be received by TFC could be reduced or eliminated. While TFC plans to assert that it has separate claims, such matter will likely be addressed as part of the Goodwill Claim litigation.

         The United States has moved to consolidate the claims of TFC with a claim filed by an ACC preferred stockholder and counsel for the Company has advised that such action is unavoidable. The Company cannot assess the impact of this prospective action on the conduct of its claim or on any eventual recovery.

         TFC has participated in joint discovery and common issues hearings, together with approximately 120 other plaintiffs. TFC has been notified that case specific discovery for its case is expected to begin in 1999 or 2000.

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         In conclusion, the Offer is only a partial tender offer, which is not based upon the value of the Company, its direction, its business or lack thereof, or on the composition of its board of directors. Rather, the Offer relates to value of the Goodwill Claim. At this time, the value of the Goodwill Claim cannot be translated into any precise determination as to liability, the amount of damages to be awarded if the Company prevails as to liability, settlement, resolution of any controversy between the Company and the FDIC, and the timing of final judgment. Accordingly, the Company urges you, as shareholders, to make your own investment decision based upon your individual investment expectations, financial needs and circumstances, and tax situation.

         Please note that the Company is filing with the Securities and Exchange Commission a current report on Form 8-k with respect to the matters discussed above as well as certain other matters pertaining to the Company.

 Sincerely,

  /s/ Jack D. Burstein
 -----------------------------------------
Jack D. Burstein
Chairman President and Chief Executive Officer

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